SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Strategic Energy, L.L.C., a
subsidiary of Great Plains Energy Incorporated, a registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", "promissory note"):

     Strategic Energy, L.L.C. and Great Plains Energy
     Incorporated have entered into an Agreement of Indemnity and a General Agreement of Indemnity, both dated May 23, 2002, in favor of Federal Insurance
     Company or any of its subsidiary of affiliated insurers, relating to surety bonds issued, and to be issued in the future, respectively, by Federal
     Insurance Company or any of its subsidiary or affiliated insurers in favor of certain contract counterparties of Strategic Energy, L.L.C.

2.   Issue, renewal or guaranty:

     Issuance of indemnity agreements. The surety bonds covered by the Agreement of Indemnity are also covered by a certain General Agreement of Indemnity dated
     February 21, 2001, entered into by Strategic Energy,
     L.L.C. and KLT Inc.

3.   Principal amount of each security:

     The principal amount of the security will vary over time as surety bonds issued.

4.   Rate of interest per annum of each security:

     Not applicable.

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5.   Date of issue, renewal or guaranty of each security:

     May 23, 2002.

6.   If renewal of security, give date of original issue:

     The surety bonds covered by the Agreement    of
     Indemnity are also covered by a certain General
     Agreement of Indemnity dated February 21, 2001, entered into by Strategic Energy, L.L.C. and KLT Inc.

7.   Date of maturity of each security:

     The Agreement of Indemnity and General Agreement of
     Indemnity have no specified termination date.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     Federal Insurance Company or any of its subsidiary or affiliated insurers.

9.   Collateral given with each security:

     Great Plains Energy Incorporated is an indemnitor under the Agreement of Indemnity and General Agreement of Indemnity.

10.  Consideration given for each security:

     The issuance of surety bonds as requested by Strategic
     Energy, L.L.C.

11.  Application of proceeds of each security:

     The surety bonds will be used in financing the existing business of Strategic Energy, L.L.C.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate
     (together with all other then outstanding notes and

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     drafts of a maturity of nine months or less, exclusive
     of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).

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                                   Strategic Energy, L.L.C.

                                   By:/s/ Lee M. McCracken
                                   Lee M. McCracken
                                   Chief Financial Officer


Dated: May 31, 2002.